File Number: 57539-0008-Letters

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July 9, 2008

Via EDGAR and facsimile (to (202) 772-9368)

The United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, D.C.
U.S.A., 20549
Mail Stop 7010

Attention:         Mr. H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

Re:

Strategic American Oil Corporation. (the "Company")
File No. 333-149070
Registration Statement on Amendment No. 4 to Form S-1 dated June 25, 2008 and filed June 26, 2008
Acceleration Request for Registration Statement

            We are counsel for the above-referenced Company. As per our telephone conversation earlier today with Mr. Sean Donohue of the Securities and Exchange Commission's (the "Commission") Division of Corporation Finance, we understand that the Commission has no further comments to the Company's previously filed (on June 26, 2008) Amendment No. 4 to its Registration Statement on Form S-1 (the "Registration Statement").

            In light of our telephone conversation with Mr. Donohue, we now take this opportunity to enclose, on behalf of the Company, the Company's written acceleration request to the Commission, dated as at July 9, 2008, to the effect that its subject Registration Statement be permitted to become effective at 3:00 p.m., Washington, D.C. time, on Friday, July 11, 2008, or as soon thereafter as is practicable. In this regard we confirm that the Company's acceleration request acknowledges that:

"(a)       we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-captioned registration statement;

(b)       should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(c)       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d)       the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States."

            On behalf of the Company, we sincerely thank and appreciate the Commission's prompt attention to and ongoing cooperation in this matter. We now await the Commission's verbal confirmation of its receipt and acceptance of the Company's within acceleration request at the Commission's earliest convenience, and we remain, always,

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch
for Lang Michener LLP

Enclosed acceleration request by the Company
cc:             Mr. Sean Donahue, SEC (w/copy of Enclosure)
cc:             The Company (w/copy of Enclosure)